UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): August 8, 2018

OvaScience, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35890	45-1472564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9 Fourth Avenue Waltham, Massachusetts		02451
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 500-2802

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒               Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                 Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                 Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐                 Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On August 8, 2018, OvaScience, Inc., a Delaware corporation (“OvaScience”), Orion Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of OvaScience (“Merger Sub”), and Millendo Therapeutics, Inc., a Delaware corporation (“Millendo”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Millendo, with Millendo continuing as a wholly owned subsidiary of OvaScience and the surviving corporation of the merger (the “Merger”).  The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, at the closing of the Merger, (a) each outstanding share of Millendo common stock and Millendo preferred stock will be converted into the right to receive shares of OvaScience common stock (the “OvaScience Common Stock”) (subject to the payment of cash in lieu of fractional shares and after giving effect to a reverse stock split of OvaScience Common Stock, as described below) equal to the Exchange Ratio described below; and (b) each outstanding Millendo stock option that has not previously been exercised prior to the closing of the Merger will be assumed by OvaScience.

Under the exchange ratio formula in the Merger Agreement (the “Exchange Ratio”), upon the closing of the Merger, on a pro forma basis and based upon the number of shares of OvaScience common stock to be issued in the Merger, current OvaScience shareholders will own approximately 20% of the combined company and current Millendo investors will own approximately 80% of the combined company (before accounting for the additional financing transaction referenced below). The actual allocation will be subject to adjustment based on OvaScience’s net cash balance at the time of closing and the amount of any additional financing consummated by Millendo at or before the closing of the Merger.  For purposes of calculating the Exchange Ratio, the number of outstanding shares of OvaScience common stock immediately before the Merger takes into account the dilutive effect, calculated using the treasury method under U.S. GAAP, of the shares of OvaScience common stock underlying options outstanding as of the date of the Merger Agreement based on certain assumptions and probability analysis. The Exchange Ratio will be adjusted to the extent that OvaScience’s net cash at closing is less than $40.0 million or greater than $42.0 million, as further described in the Merger Agreement.

In connection with the Merger, OvaScience will seek the approval of its stockholders to amend its certificate of incorporation to: (i) effect a reverse split of OvaScience Common Stock at a ratio to be determined by OvaScience, which is intended to ensure that the listing requirements of the Nasdaq Global Market, or such other stock market on which the OvaScience Common Stock is trading, are satisfied, and (ii) change the name of OvaScience to Millendo Therapeutics, Inc., subject to the consummation of the Merger.

Prior to the execution and delivery of the Merger Agreement, and as a condition of the willingness of the parties to enter into the Merger Agreement, certain existing stockholders of Millendo have entered into agreements with Millendo pursuant to which such stockholders have agreed, subject to the terms and conditions of such agreements, to purchase prior to the consummation of the Merger shares of Millendo’s common stock for an aggregate purchase price of $30 million. Millendo may obtain additional commitments to purchase shares of Millendo’s common stock for additional consideration prior to the closing of the Merger. The consummation of the transactions contemplated by such agreements is conditioned upon the satisfaction or waiver of the conditions set forth in the Merger Agreement.

Consummation of the Merger is subject to certain closing conditions, including, among other things, approval by the stockholders of OvaScience and Millendo, the continued listing of OvaScience’s common stock on the Nasdaq Stock Market after the Merger and satisfaction of minimum net cash thresholds by OvaScience.  In accordance with the terms of the Merger Agreement, (i) certain executive officers, directors and stockholders of Millendo (solely in their respective capacities as Millendo stockholders) holding approximately 73% of the outstanding Millendo capital stock have entered into voting agreements with OvaScience to vote all of their shares of Millendo capital stock in favor of adoption of the Merger Agreement (the “Millendo Voting Agreements”) and (ii) certain executive officers, directors and stockholders of OvaScience

(solely in their respective capacities as OvaScience stockholders) holding approximately 5% of the outstanding OvaScience common stock have entered into voting agreements with Millendo to vote all of their shares of OvaScience common stock in favor of approval of the Merger Agreement (the “OvaScience Voting Agreements”, and together with the Millendo Voting Agreements, the “Voting Agreements”).  The Voting Agreements include covenants with respect to the voting of such shares in favor of approving the transactions contemplated by the Merger Agreement and against any competing acquisition proposals.  In addition, concurrently with the execution of the Merger Agreement, (i) certain executive officers, directors and stockholders of Millendo and (ii) certain executive officers, directors and stockholders of OvaScience have entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which they accepted certain restrictions on transfers of shares of OvaScience common stock for the 180-day period following the closing of the Merger.

The Merger Agreement contains certain termination rights for both OvaScience and Millendo, and further provides that, upon termination of the Merger Agreement under specified circumstances, either party may be required to pay the other party a termination fee of $3,000,000, or in some circumstances reimburse the other party’s expenses up to a maximum of $1,000,000.  In addition, in certain specified circumstances, Millendo may be required to pay OvaScience a termination fee of $15,000,000.

At the effective time of the Merger, the Board of Directors of OvaScience is expected to consist of seven members, six of whom will be designated by Millendo and one of whom will be designated by OvaScience.

The preceding summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the form of Millendo Voting Agreements, the form of OvaScience Voting Agreements and the form of Lock-Up Agreements, which are filed as Exhibits 2.1, 2.2, 2.3, and 2.4, respectively, to this Form 8-K and which are incorporated herein by reference.  The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Millendo or OvaScience or to modify or supplement any factual disclosures about OvaScience in its public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Millendo and OvaScience made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Millendo, OvaScience or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Forward-Looking Statements

This communication contains forward-looking statements (including within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended) concerning OvaScience, Millendo, the proposed transaction and other matters.  These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of OvaScience, as well as assumptions made by, and information currently available to, management.  Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to obtain stockholder approval for the transaction in a timely manner or at all; uncertainties as to the timing of the consummation of the transaction and the ability of each of OvaScience and Millendo to consummate the transaction; risks related to OvaScience’s continued listing on the Nasdaq Global Market until closing of the proposed transaction; risks related to OvaScience’s ability to correctly estimate its operating expenses and its expenses associated with the transaction; the ability of OvaScience or Millendo to protect their respective intellectual property rights; competitive responses to the transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; and legislative, regulatory, political and economic developments. The foregoing review of important factors that could cause actual events to differ from expectations should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere, including the risk factors included in OvaScience’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. OvaScience can give no assurance that the conditions to the transaction will be satisfied. Except as required by applicable law, OvaScience undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.  No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

In connection with the proposed transaction between OvaScience and Millendo, OvaScience intends to file relevant materials with the SEC, including a registration statement that will contain a proxy statement and prospectus. OVASCIENCE URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OVASCIENCE, THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by OvaScience with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by OvaScience with the SEC by contacting Investor Relations by mail at OvaScience, Inc., Attn: Investor Relations, 9 Fourth Avenue, Waltham, Massachusetts 02451.  Investors and stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation

OvaScience and Millendo, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about OvaScience’s directors and executive officers is included in OvaScience’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 15, 2018, and the proxy statement for OvaScience’s 2018 annual meeting of stockholders, filed with the SEC on April 30, 2018.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 8, 2018, the Board of Directors of OvaScience approved an amendment to the retention agreement between OvaScience and Jonathan Gillis, Senior Vice President — Finance, dated as of May 3, 2018 (the “Retention

Agreement”), to provide that in the event of a Qualified Termination (as defined in the Retention Agreement), Mr. Gillis will be paid the severance called for by his employment agreement with OvaScience whether or not he commences other employment during the severance period. The amendment to Mr. Gillis’ Retention Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective August 8, 2018, the Board of Directors of OvaScience adopted an amendment to the bylaws of OvaScience and restated the bylaws in their entirety. The amendment provides that certain specifically enumerated stockholder actions related to the internal affairs of the Company should be brought exclusively in the Court of Chancery of the State of Delaware (the “Chancery Court”), or, if the Chancery Court does not have jurisdiction, the United States District Court for the District of Delaware or other state courts of the State of Delaware.

The foregoing description of the amendment to the bylaws adopted by the Board of Directors of OvaScience is qualified in its entirety by reference to the OvaScience bylaws, as amended on August 8, 2018, which are filed, marked to show the amendments, as Exhibit 3.1 to this Current Report on Form 8-K.

Item 8.01 Other Events.

Attached as Exhibit 99.1 is a copy of the joint press release issued by OvaScience and Millendo on August 9, 2018 announcing the execution of the Merger Agreement. OvaScience and Millendo hosted a joint conference call on August 9, 2018 at 8:30 a.m. Eastern Time to discuss the proposed Merger.  A transcript of the conference call is attached hereto as Exhibit 99.2, and the slides used during the presentation are attached hereto as Exhibit 99.3. OvaScience’s earnings press release for the quarter ended June 30, 2018 is attached hereto as Exhibit 99.4.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

EXHIBIT INDEX

Exhibit No.	Description
2.1*	Agreement and Plan of Merger, dated as of August 8, 2018, by and among OvaScience, Merger Sub and Millendo.
2.2	Form of OvaScience Voting Agreement, by and between Millendo and certain stockholders of OvaScience.
2.3	Form of Millendo Voting Agreement, by and between OvaScience, certain stockholders of Millendo and solely for purposes of Section 1.4 thereof, Millendo.
2.4	Form of Lock-Up Agreement, by and between OvaScience, Millendo and certain stockholders of OvaScience and Millendo
3.1	Bylaws of OvaScience, as amended August 8, 2018.
10.1	Amendment to Retention Agreement between OvaScience and Jonathan Gillis, dated August 8, 2018.
99.1	Joint Press Release dated August 9, 2018, issued by OvaScience and Millendo.
99.2	Transcript of Investor Conference Call held on August 9, 2018.
99.3	Slides used during Investor Conference Call held on August 9, 2018.
99.4	Earnings Press Release dated August 9, 2018, issued by OvaScience.

*                      Certain schedules and exhibits to the Merger Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OVASCIENCE, INC.

Date: August 9, 2018	/s/ Christopher Kroeger, M.D., M.B.A.
Christopher Kroeger, M.D., M.B.A.
Chief Executive Officer